SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

Form U-12(I)-B (Three-Year Statement)
Three-Year period ending 2000

STATEMENT PURSUANT TO SECTION 12(i) OF PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 BY A PERSON REGULARLY EMPLOYED OR RETAINED BY A REGISTERED HOLDING COMPANY OR A SUBSIDIARY THEREOF AND WHOSE EMPLOYMENT CONTEMPLATES ONLY ROUTINE EXPENSES AS SPECIFIED IN RULE U-71(b).

1.   Name and Business address of person filing statement.

     John R. Stevens
     One Liberty Square, P. O. Box 2333
     Boston, MA  02107

2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by
     paragraph (b) of Rule U-71.       None.

3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

     Blackstone Valley Electric Company      Eastern Utilities Associates
     Eastern Edison Company                  Montaup Electric Company
     EUA Service Corporation                 EUA Ocean State Corporation
     EUA Cogenex Corporation                 EUA Energy Investment Corporation
     EUA Cogenex-Canada, Inc.                Newport Electric Corporation
     EUA TransCapacity, Inc.                 Northeast Energy Management, Inc.
     Eastern Unicord Corporation             EUA Bioten, Inc.
     EUA Energy Services, Inc.               EUA Compression Services Inc.
     EUA Cogenex West Corporation            EUA Telecommunications Corporation
     EUA Citizens Conservation Services Corporation

4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

     Vice Chairman and Director of Blackstone Valley Electric Company, Eastern
        Edison Company, EUA Cogenex Corporation, Newport Electric Corporation, and Northeast Energy Management, Inc.
     President and Director of Eastern Unicord, EUA Energy Investment
        Corporation, EUA Ocean State Corporation, Montaup Electric Company,
        EUA Service Corporation, EUA TransCapacity, Inc., EUA Bioten, Inc., EUA Energy Services, Inc., EUA Telecommunications Corporation, and EUA Compression Services Inc.
     Trustee, President and Chief Operating Officer of Eastern Utilities
         Associates
     Vice Chairman of EUA Cogenex-Canada, Inc.
     Director of EUA Citizens Conservation Services Corporation and EUA
         Cogenex West Corporation.

5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3.
     (Use column (a) as supplementary statement only).

                  !Salary or other compensations! Person or company from whom
                  !                             !  received or to be received
Name of recipient ! Received   ! to be received !
                  !    (a)     !       (b)      !
                  !            !
John R. Stevens   !$498,934.31 ! $1,073,956.10  !  EUA Service Corporation
(b)  Basis for compensation if other than salary.

6. (To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or any person named in Item 2, above, during the calendar year in connection with the activities described in
     Item 4, above, and the source or sources of reimbursement for same.

(a)  Total amount of routine expenses charged to client:  $    None
(b)  Itemized list of all other expenses:


Date            January 25, 1999      (Signed) /s/John R. Stevens
                                                  John R. Stevens